To: Maxim Employees

Subject: Status Update Regarding Financial Restatement and Nasdaq Listing

Date: September 21, 2007

Restatement Process

On January 31, 2007 a Special Committee of our Board of Directors finished its review of certain stock option grants and practices. As a result of the review, it was determined that it would be necessary to make accounting adjustments to Maxim's previously issued financial statements to reflect changes in stock-based compensation.

We commenced our financial restatement project in February 2007. We now estimate that the project will be completed sometime in the first calendar quarter of 2008.

I want to assure you that there have been no other accounting issues discovered that would otherwise trigger a restatement.

Following the completion of the restatement, including the related audits by our current and predecessor accounting firms, and the filing of our reports, our equity programs will be re-activated (e.g., stock option and RSU exercises and Employee Stock Purchase Plan transactions).

The restatement is taking significantly longer than we expected primarily due to the complexity and magnitude of the project. As part of the restatement process, we are reviewing approximately 49,000 stock option grants that were made on over 800 different dates over a nine-year period. We are aware of other companies that have undergone or are undergoing restatements due to stock option issues, and it appears that we are reviewing more stock option grants and at least four times as many grant dates as others. There have also been other companies that have taken up to 15 months to complete their restatement from the announcement of the need to restate.

Restatement Project Milestones

The restatement consists of the following three milestones:

1. Maxim's review and analysis of all stock option grants occurring over a nine-year period to determine the correct measurement date for financial reporting purposes, as well as analysis of stock option modifications and exercises. Milestone One has been largely completed but additional work remains.

2. The audit of Maxim's work from Milestone One, as well as the completion and submission of a letter to the Securities and Exchange Commission ("SEC") that summarizes the restatement process, our methods of review and selection of new measurement dates. We are well into Milestone Two.

3. Quantification of the financial accounting and tax treatment of the results of Milestones One and Two that will result in our amended financial statements. We are doing substantial work on this in parallel with Milestone One and Two so that the duration of Milestone Three may be as short as possible.

Nasdaq Listing Status

As previously announced, Nasdaq informed Maxim that it intends to suspend and delist the trading of our common stock if we did not complete the restatement and file our past due financial reports with the SEC on or before September 25, 2007. Maxim has asked the SEC and Nasdaq to stay the delisting in order for the SEC to consider our appeal of this decision. I do not know if our SEC appeal will be successful and whether or not we can prevent the temporary delisting of our common stock.

Rest assured, however, if we are delisted from Nasdaq, our common stock will continue to trade publicly. Moreover, we believe our listing status will have no impact on our business, our products, or our customer relationships.

Moving Forward

The Board and management team believe that Maxim's prospects for future growth and success remain very bright. Our revenues in fiscal 2007 exceeded $2 billion for the first time in our company's history. We believe this outstanding performance demonstrates that the accounting issues we are now working to resolve are not impacting our business.

We have taken steps to remedy the deficiencies associated with our past stock option granting practices and we are making progress on our financial restatement project. In the meantime, the members of your Board and management team remain very confident about Maxim's future.

I will update you more frequently on the restatement progress going forward.

Thank you for your continued hard work and focus.

Tunç Doluca
President and Chief Executive Officer